AGREEMENT OF PURCHASE AND SALE



                           DATED MAY 5, 1997


                                BETWEEN


                        WAINOCO OIL CORPORATION


                                  AND


                           NUMAC ENERGY INC.

                           TABLE OF CONTENTS

                                                             Page

1.    DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . .1

2.    INTERPRETATION . . . . . . . . . . . . . . . . . . . . . .8

3.    PURCHASE AND SALE. . . . . . . . . . . . . . . . . . . . .9

4.    ALLOCATION OF PRICE. . . . . . . . . . . . . . . . . . . .9

5.    PAYMENT OF PURCHASE PRICE. . . . . . . . . . . . . . . . 10

6.    CLOSING AND DELIVERIES AT CLOSING. . . . . . . . . . . . 11

7.    THE PURCHASER'S REVIEW AND TITLE DEFECTS . . . . . . . . 12

8.    CONVEYANCES. . . . . . . . . . . . . . . . . . . . . . . 14

9.    ADJUSTMENTS TO THE PURCHASE PRICE. . . . . . . . . . . . 15

10.      THE VENDOR'S REPRESENTATIONS AND WARRANTIES . . . . . 17

11.      THE PURCHASER'S REPRESENTATIONS AND WARRANTIES. . . . 22

12.      MAINTENANCE OF BUSINESS . . . . . . . . . . . . . . . 23

13.      CONDITIONS TO THE CLOSING . . . . . . . . . . . . . . 24

14.      CONSENTS AND PREFERENTIAL RIGHTS. . . . . . . . . . . 27

15.      TERMINATION . . . . . . . . . . . . . . . . . . . . . 28

16.      CONFIDENTIALITY . . . . . . . . . . . . . . . . . . . 29

17.      INFORMATION AND MATERIALS . . . . . . . . . . . . . . 29

18.      LIABILITIES AND INDEMNITIES . . . . . . . . . . . . . 30

19.      TAX MATTERS . . . . . . . . . . . . . . . . . . . . . 31

20.      ENVIRONMENTAL REVIEW. . . . . . . . . . . . . . . . . 32

21.      WESTCOAST ADJUSTMENT. . . . . . . . . . . . . . . . . 35

22.      COVENANTS OF THE VENDOR AND THE PURCHASER . . . . . . 36

23.      SUBROGATION . . . . . . . . . . . . . . . . . . . . . 37

24.      WAIVER. . . . . . . . . . . . . . . . . . . . . . . . 37

25.      FURTHER ASSURANCES. . . . . . . . . . . . . . . . . . 38

26.     ASSIGNMENT . . . . . . . . . . . . . . . . . . . . . . 38

27.     SIGNS AND NOTIFICATIONS. . . . . . . . . . . . . . . . 38

28.     NOTICE . . . . . . . . . . . . . . . . . . . . . . . . 38

29.     GOVERNING LAW. . . . . . . . . . . . . . . . . . . . . 39

30.     ENTIRE AGREEMENT . . . . . . . . . . . . . . . . . . . 39

31.     ENUREMENT. . . . . . . . . . . . . . . . . . . . . . . 39

32.     SEVERABILITY . . . . . . . . . . . . . . . . . . . . . 39

33.     TIME . . . . . . . . . . . . . . . . . . . . . . . . . 39

34.     EMPLOYEE MATTERS . . . . . . . . . . . . . . . . . . . 39

35.     COUNTERPART. . . . . . . . . . . . . . . . . . . . . . 41

                  AGREEMENT OF PURCHASE AND SALE


              THIS AGREEMENT is made the 5th day of May, 1997

BETWEEN:

              WAINOCO OIL CORPORATION, a corporation having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Vendor")

AND

              NUMAC ENERGY INC., a corporation having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Purchaser")


              WHEREAS the Purchaser wishes to acquire from the Vendor and the Vendor wishes to sell to the Purchaser the Assets on the terms and conditions herein;

              NOW THEREFORE this Agreement witnesses that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Purchaser and the Vendor, the parties covenant and agree with each other as follows:

1.            DEFINITIONS

              In this Agreement (including the recitals hereto, this clause and each schedule) the words and phrases set forth below shall have the meanings ascribed thereto below, namely:

a. "ACRI" means "Attributed Crown Royalty Income" as defined in subsection 20(1) of the Alberta Corporate Tax Act;

b.     "Adjustment Date" means the 1st day of January, 1997;

c. "Adjusted Purchase Price" means the Purchase Price, as increased or decreased pursuant to the provisions of clauses 7, 9, 14, 19, 20 and 21;

d. "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including with correlative meanings, "controlling", "controlled by" and "under common control with") means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and, it being understood and agreed that with respect to a corporation or partnership, control shall mean direct or indirect ownership of more than fifty percent (50%) of the voting stock in any such corporation or general partnership interest or voting interest in any such partnership;

e. "Agreement" means this Agreement of Purchase and Sale together with the Schedules attached hereto and made a part hereof;

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                                    - 2 -

f. "Assets" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

g. "Assumed Obligations" means all liabilities, duties and obligations that arise under the contracts listed in Schedule "F" attached hereto and for greater certainty expressly excludes any obligations or liabilities in respect of the Prepaid Hydrocarbon Sale Agreement;

h. "Business Day" means any day exclusive of Saturdays, Sundays or statutory holidays observed by the post office in Calgary, Alberta;

i. "Closing" means the exchange of Conveyance Documents and the payment of the Adjusted Purchase Price as set forth in clause 5 hereof on the Closing Date;

j. "Closing Date" means 10:00 a.m. (Calgary time) on or prior to June 16, 1997, unless amended by agreement in writing by both parties, except in the circumstances described in subclause 5(e);

k. "Confidentiality Agreement" means the Confidentiality Agreement dated March 25, 1997 between the Vendor and the Purchaser;

l. "Conveyance Documents" means the documents described in clause 8 hereof providing for the assignment, transfer or other disposition of the Assets to the Purchaser;

m.     "Deposit" has the meaning ascribed thereto in subclause 5(a);

n.     "Dollar" or "$" means a Canadian dollar;

o. "Earned Depletion Base" has the meaning ascribed thereto in the Income Tax Act (Canada);

p. "Engineering Report" means the summary engineering report respecting the Assets prepared by Paddock Lindstrom & Associates Ltd. dated January 1, 1997 provided to the Purchaser on or about March 27, 1997;

q. "Environment" means navigable waters, ocean waters, natural resources, surface waters, ground water, drinking water supply, soil, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, and wildlife, aquatic species and vegetation;

r. "Environmental Law" means any and all Laws now in effect, and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to protection of human health, safety or the Environment, including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances;

s. "Environmental Liabilities" means, but shall not be limited to, all losses, costs, damages, expenses or claims, direct or indirect, pertaining to the Assets or arising in connection with ownership or operations pertaining to the Assets (including liabilities to compensate third parties and the effects of and costs of complying with any order, direction or claim of any government or agency, department, official or tribunal thereof):

       i. pollution or contamination of or damage to air, the surface and subsurface of the earth, bodies of water (including rivers, streams, lakes and aquifers) and plant and animal life (including human beings) or otherwise to the environment;

       ii. corrosion or deterioration of structures, equipment, fences and other property;

       iii. transportation, storage, use or disposal of toxic or hazardous substances;

       iv. release, spill, escape or emission of toxic or hazardous substances;

       v.     accrued abandonment and reclamation obligation; or

       vi.    any violation of Environmental Law;

t. "Facilities" means all right, title, interest and estate of the Vendor in the facilities described in Schedule "C";

u. "Government Entity" means a government organization, subdivision, agency, commission, board, official or other authority thereof, whether federal, provincial or local or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder;

v. "Hazardous Substance" means any substance which is or is deemed to be, alone or in combination, hazardous, hazardous waste, toxic, radioactive, a pollutant, a deleterious substance, a contaminant or a source of pollution of contamination under any Environmental Law, whether or not such substance is defined as hazardous under Environmental Law;

w. "Lands" means all right, title, interest and estate of the Vendor of and in all lands in Canada (including, without limitation, the lands set forth and described in Schedule "A");

x. "Laws" means all applicable statutes, laws, rules, orders and regulations in effect from time to time and made by any Government Entity having jurisdiction over the Parties or the Assets;

y. "Leases" means collectively the leases, licenses, permits and similar instruments, by virtue of which the holder is entitled to drill for, win, take, own or remove the Petroleum Substances within, upon or under all or any part of the Lands (or any replacement thereof, renewals thereof or leases derived therefrom), but only insofar as the same relate to the Lands;

z. "Losses" means any and all losses, liabilities, claims, demands, penalties, fines, settlements, damages, actions, or suits of whatsoever kind and nature (but expressly excluding consequential damages and lost profits), whether or not subject to litigation, including without limitation:

       i. claims or penalties arising from products liability, negligence, statutory liability or violation of any Law or in tort (strict, absolute or otherwise); and

       ii.    loss of or damage to any property;

       and all reasonable out-of-pocket costs, disbursements and expenses (including, without limitation, legal, accounting, consulting and investigation expenses and litigation costs) imposed on, incurred by or asserted against an Indemnified Party in connection therewith;

aa. "Miscellaneous Interests" means all right, title, interest and estate of the Vendor in and to all property, assets and rights, other than Petroleum and Natural Gas Rights, or Tangibles, to the extent pertaining to the Petroleum and Natural Gas Rights, the Lands, or the Tangibles and to which the Vendor is entitled at the Adjustment Date or thereafter until the Closing Date including, without limitation:

       i. all contracts, agreements, and documents to the extent that they relate to the Petroleum and Natural Gas Rights or the Tangibles, including, without limitation, the Title and Operating Documents and Vendor's interest as "master operator" pursuant to the Master Operating Agreement dated May 2, 1984 between Wainoco Oil & Gas Limited and Wainoco 70 Company limited partnership, as amended, for certain joint venture owners who were formerly partners in the Wainoco 70, 71 and 72 limited partnerships and any rights of the Vendor in relation thereto but specifically excluding the rights and obligations of the Vendor under the lawsuits disclosed on the first page of Schedule "E";

       ii.    all Surface Interests;

       iii.   all Wells and casing contained therein;

       iv.    all Technical Information;

       v. all well licences, authorizations, permits or other rights relating to the Petroleum and Natural Gas Rights or the Tangibles; and

       vi. Petroleum Substances produced from Lands or from any lands pooled or unitized therewith which are not beyond the wellhead as of the Adjustment Date;

bb.    "Permitted Encumbrances" means any of the following:

       i. easements, rights of way, servitudes or other similar rights in land including, without limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables;

       ii. the right reserved to or vested in any government or other public authority by the terms of any or by any statutory provision, to terminate the Leases or to require annual or other periodic payments as a condition of the continuance thereof;

       iii. the right reserved to or vested in any government or public authority to levy taxes on Petroleum Substances or the income or revenue therefrom and governmental requirements as to production rates on the operations of any property or otherwise affecting the value of any property;

       iv. the terms and conditions of the Leases and plans relating to pooling or unitization;

       v. all royalty burdens (including lessor's royalties), net profits interests, liens, adverse claims and encumbrances listed in Schedule "A";

       vi. rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Assets in any manner and all applicable laws, rules and order of any governmental authority;

       vii. undetermined or inchoate liens incurred or created as a security in favour of the person conducting the operation of the Assets for the Vendor's proportion of the costs and expenses of such operations provided such costs and expenses are not due and delinquent;

       viii. mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

       ix. the reservations, limitations, provisos and conditions in any original grants from the Crown of any of the Lands or interest therein and statutory exceptions to title;

       x. provisions for penalties and forfeitures under agreements as a consequence of non-participation in operations provided that any penalties or forfeitures which apply to the Assets as a result of the Vendor's failure to participate in a particular operation prior to the Adjustment Date are listed on Schedule "A";

       xi. liens granted in the ordinary course of business to a public utility, municipality or governmental authority in connection with operations conducted with respect to the Assets, but only to the extent those liens relate to costs and expenses for which payment is not due;

       xii. agreements for the sale of Petroleum Substances which either are terminable on not greater than sixty (60) days' notice (without an early termination penalty or other cost) or are identified in Schedule "D";

       xiii. the agreements respecting the processing, treating or transmission of Petroleum Substances or the operation of Wells by contract field operators; and

       xiv. any Rights of First Refusal and required third party consents to assignments and similar agreements with respect to which (A) waivers or consents are obtained from the appropriate parties or
              (B) required notices have been given to the holders of such rights and the appropriate time period for asserting such rights has expired without an exercise of such rights;

cc. "Person" means any individual, partnership, firm, trust, association, corporation, joint venture, unincorporated organization, other business entity or Government Entity;

dd. "Petroleum and Natural Gas Rights" means all right, title, interest and estate of the Vendor in and to the Lands, including without limitation the interests set forth in Schedule "A" hereto in and to the Leases to the extent applicable to the Lands;

ee. "Petroleum Substances" means petroleum, natural gas and all related hydrocarbons including, without limitation, all liquid hydrocarbons and all other mineral substances, whether liquid, solid or gaseous and whether hydrocarbons or not (except coal but including sulphur and hydrogen sulfide), produced in association with such petroleum, natural gas or related hydrocarbons or found in any water produced from the Lands, insofar only as the rights to the same are granted by the Leases;

ff. "Prepaid Hydrocarbon Sale Agreement" means the Prepaid Crude Petroleum and/or Natural Gas Purchase Agreement made as of December 1, 1995 between the Vendor and WPP;

gg. "Prime Rate" means the annual rate of interest designated by the main branch in Calgary by the Canadian Imperial Bank of Commerce as its reference rate for Canadian dollar commercial loans made in Canada and which is announced by such bank as its prime rate;

hh. "Right of First Refusal" means any pre-emptive right of purchase or similar right whereby any party, other than the Vendor or the Purchaser, has the right to acquire or purchase all or a portion of the Assets as a consequence of the Vendor having agreed to sell the Assets to the Purchaser in accordance herewith;

ii. "Sites" means all lands subject to the Surface Interests whether or not the Surface Interests are presently in the name of the Vendor;

jj. "Surface Interests" means all rights of the Vendor to enter upon, use, occupy and enjoy the surface of the Lands, any lands with which the same have been pooled or unitized and any lands upon which the Tangibles are located, for purposes related to the use, ownership and operation of the Petroleum and Natural Gas Rights, Facilities or Tangibles, whether the same are held in fee simple, by lease, by right-of-way, or otherwise;

kk. "Take or Pay Obligations" means, as of a particular time, all obligations (including, without limitation, the future obligations of the Vendor under "take or pay" or similar provisions in respect of contracts for the sale of Petroleum Substances allowable to the Petroleum and Natural Gas Rights) of the Vendor at such time arising under, in respect of or related to such contracts whereby the Vendor is obligated to:

       i. sell or deliver Petroleum Substances allocated to any of the Petroleum and Natural Gas Rights without in due course receiving or being entitled to retain full payment therefor at the full price which would otherwise be applicable thereunder; or

       ii. pay any person an amount on account of payments previously made in respect of quantities of Petroleum Substances allocated to the Petroleum and Natural Gas Rights which were not previously delivered;

ll. "Tangibles" means the right, title, interest and estate of the Vendor in and to all tangible depreciable property and assets that are situated in, on or about the Lands or lands pooled or unitized therewith and used or intended for use in connection with production, gathering, processing, transmission, compression or treatment operations relating to the Petroleum and Natural Gas Rights including, without limitation, the Facilities, the Well equipment, if any, and casing relating to the Wells;

mm. "Taxes" means all domestic federal, provincial, municipal or other taxes, imposts, rates, levies, assessments and governmental charges including, without limitation, all income taxes, capital gains, sales, excise, use, property, capital, payroll, GST, business, transfer and value added taxes and all customs and import duties, together with all interest, fines and penalties with respect thereto;

nn. "Tax Pools" means, with respect to the Assets, cumulative Canadian Exploration Expense ("CEE"), and Earned Depletion Base as each is defined in the Income Tax Act (Canada) and ACRI;

oo. "Tax Returns" includes all returns, reports, declarations, elections, filings, information returns and statements filed in respect of Taxes;

pp. "Technical Information" means all production and well file information relating to the Petroleum and Natural Gas Rights, the Lands and the Tangibles owned by the Vendor or to which the Vendor is entitled including, without limitation, all interpretative and uninterpretive proprietary seismic, geological and geophysical data, including, without limitation:

       i. any geological data, and any contracts, agreements or documents to the extent they relate to the proprietary technology of the Vendor;

       ii. any archive samples including, without limitation, core and liquid samples and cuttings; and

       iii.   any engineering reports or documents;

qq.    "Third Party" means a Person other than the Vendor or the Purchaser;

rr.    "Title Defect" means:

       i. in relation to an Asset, a defect, imperfection or deficiency in the title of the Vendor which is such that a reasonable, prudent and otherwise willing buyer of such Asset for the fair market value thereof (computed as if such defect, imperfection or deficiency did not exist) would refuse to purchase such Asset solely because of such defect, imperfection or deficiency; or

       ii. with respect to an interest attributed to the Vendor in the Land Schedule, the Vendor's actual interest being less than that attributed to it in the Land Schedule or being subject to a lien, mortgage, royalty, production payment, charge, adverse claim or other encumbrance, other than Permitted Encumbrances, which is not disclosed in this Agreement;

ss. "Title and Operating Documents" means, in respect of any of the Petroleum and Natural Gas Rights, the Tangibles or the Surface Interests, all documents of title (including, without limitation, the Leases, permits, operating agreements, unit agreements, pooling agreements, trust declarations, gas and liquid sales agreements, agreements for the construction, ownership and operation of the Tangibles, gathering, transportation and processing agreements) by virtue of which such Petroleum and Natural Gas Rights, Tangibles and Surface Interests are held or were acquired by the Vendor;

tt. "Wells" means all producing, suspended, shut-in, abandoned, water source, disposal or injection wells located on the Lands or lands pooled or unitized therewith, including without limitation the wells described in Schedule "A"; and

uu. "WPP" means Wainoco Production Partnership, a general partnership formed under the laws of the Province of Alberta by its two (2) partners, the Vendor and the Vendor's wholly-owned subsidiary, 662712 Alberta Ltd., by a partnership agreement entered into as of December 1, 1995.

2.            INTERPRETATION

a. The headings of the clauses of this Agreement and of the schedules are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

b. Whenever the singular or masculine or neuter is used in this Agreement or in the schedules, each shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires.

c. If there is any conflict or inconsistency between the provisions of this Agreement and those of a schedule attached hereto, the provisions of this Agreement shall prevail. If any term or condition of this Agreement conflicts with a term or condition of a Lease or Law, the term or condition of such Lease or Law shall prevail, and this Agreement shall be deemed to be amended to the extent required to eliminate any such conflict.

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                                    - 9 -

d. The following schedules are attached to, form part of and are incorporated in this Agreement:

       A      Petroleum and Natural Gas Rights and Wells
       B      Conveyance
       C      Facilities
       D      Production Sales Contracts
       E      Disclosure
       F      Assumed Obligations
       G      Summary Example Determination of Adjusted Purchase Price
       H      Tax Pools
       I      AFEs and Proceeds on Sale
       J      Payout Accounts

e. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires;

f. In the event that Closing does not occur, each provision of this Agreement which presumes that the Purchaser has acquired the Assets hereunder shall be construed as having been contingent upon Closing having occurred.

g. Accounting terms which are not specifically defined shall be construed in accordance with generally accepted accounting principles in Canada.

h. Where in this Agreement a representation is made on the basis of the knowledge or awareness of the Vendor, such knowledge or awareness consists only of the actual knowledge or awareness, as the case may be, of any of the current officers or senior supervisory personnel of the Vendor, and does not include knowledge and awareness of any other Person or Persons.

3.            PURCHASE AND SALE

              Subject to and in accordance with this Agreement, the Purchaser hereby agrees to purchase the Assets from the Vendor and the Vendor hereby agrees to sell and convey the Assets to the Purchaser on the Closing Date at and for a Purchase Price, subject to adjustment, of One Hundred Thirty Three Million Six Hundred Thousand ($133,600,000) Dollars Canadian (the "Purchase Price"), to have and hold absolutely, subject to the Permitted Encumbrances, the Title and Operating Documents and the Assumed Obligations.

4.            ALLOCATION OF PRICE

a.     The Purchase Price shall be allocated among the Assets as follows:

       To Petroleum and Natural Gas Rights           $113,560,000
       To Tangibles (exclusive of Goods and
         Services Tax and Provincial Sales Tax)     $  20,039,999
       To Miscellaneous Interests                              $1

                     TOTAL                           $133,600,000

b. The Purchase Price shall be increased or decreased, as the case may be, in accordance with the provisions of clauses 7, 9, 14, 19, 20 and 21 (the "Adjusted Purchase Price").

c. Adjustments to the Purchase Price made in accordance with clauses 7, 9, 14, 19, 20 and 21 shall be allocated to the Petroleum and Natural Gas Rights and the Tangibles (according to the proper UCC class) in accordance with the nature of the adjustment.

5.            PAYMENT OF PURCHASE PRICE

              The Adjusted Purchase Price shall be payable by the Purchaser as follows:

a. by delivery to Vendor's counsel, Burnet, Duckworth & Palmer of Five Million Dollars ($5,000,000) representing a good faith deposit to be applied against the Purchase Price on Closing, payable within three (3) Business Days of the Purchaser's receipt of a copy of this Agreement which has been executed by the Vendor (the "Deposit"), which shall be held in trust and invested in an interest bearing account or instrument and to be applied in accordance with the Agreement. If Closing does not occur, the Deposit and any interest accrued thereon shall be dealt with in accordance with clause 15;

b. by advancing as a loan to the Vendor, the amount required to settle the Vendor's obligations under the Prepaid Hydrocarbon Sale Agreement, estimated to be approximately $61,000,000 on June 15, 1997 (the "Loan Amount"), who will immediately pay such Loan Amount to WPP as consideration for confirmation that the Prepaid Hydrocarbon Sale Agreement has been terminated and no further obligations or liabilities exist in relation thereto;

c. upon the termination of the Prepaid Hydrocarbon Sale Agreement described in subclause 5(b) above, the Adjusted Purchase Price shall be satisfied by cancellation and offset of the Loan Amount and the balance (being the Adjusted Purchase Price minus the Loan Amount) shall, subject to subclause 5(d), be paid by certified cheque or bank draft or other immediately available funds delivered to the Vendor at Closing;

d. if the purchase and sale contemplated herein is closed, then the Deposit and interest thereon calculated daily and not compounded at the Prime Rate from and including the date of payment of such Deposit to the Vendor's solicitors to but not including the Closing Date shall be credited to the Purchaser at Closing as partial payment of the Adjusted Purchase Price;

e. the Vendor shall deliver or cause to be delivered to the Purchaser a tax certificate in respect of a proposed disposition by a non-resident as contemplated by Section 116 of the Income Tax Act (Canada) with a certificate limit of not less than the Purchase Price payable to the Vendor. If the Vendor does not provide the Purchaser with such certificate on or before three (3) Business Days prior to the Closing Date then the Vendor may extend the Closing Date to a date not more than thirty (30) days later. In the event the said certificate is received within the thirty day extension, the Vendor will provide the Purchaser with such Certificate and Closing will occur two (2) Business Days later. In the event the Vendor does not provide the Purchaser with such certificate within the time aforesaid, then Closing shall occur and the Purchaser may, at the Closing, deliver to the Purchaser's Solicitors, Osler Hoskin & Harcourt, in trust, 50% of the Purchase Price payable to the Vendor and shall pay to the Vendor in accordance with subclause 5(c) hereof the balance of the Adjusted Purchase Price payable to the Vendor. If the Vendor provides the Purchaser with such certificate on or prior to the second business day preceding the date on which remittance to Revenue Canada is required, Osler Hoskin & Harcourt shall remit the trust funds and accrued interest, if any, to the Vendor where the certificate limit is equal to the Purchase Price and, where the certificate limit is less than the Purchase Price, fifty (50%) percent of the balance in excess of the certificate limit shall be remitted to the lawful authorities when so required in accordance with the Income Tax Act (Canada) and the remainder shall be remitted to the Vendor. If the Vendor does not provide the Purchaser with such certificate on or prior to the second business day preceding the date on which remittance to Revenue Canada is required, Osler Hoskin & Harcourt shall remit the trust funds and accrued interest, to the lawful authorities when so required in accordance with the Income Tax Act (Canada). The provisions of this subclause 5(e) shall survive the closing of the transactions contemplated herein. In the event a certificate is provided on Closing and the certificate limit is less than the Purchase Price, the withheld amount shall be fifty (50%) percent of the excess.

6.            CLOSING AND DELIVERIES AT CLOSING

a. The Closing shall, unless otherwise agreed by the parties, take place on the Closing Date at the offices of the Purchaser.

b.     At Closing, the Vendor shall deliver the following to the Purchaser:

       i. the executed certificate and legal opinion contemplated by subclauses 13(a)(v) and 13(a)(vii), respectively;

       ii. Conveyance Documents which have been prepared and executed by the Vendor;

       iii. copies of all consents to disposition and waivers of all Rights of First Refusal obtained by the Vendor with respect to the sale of the Assets to the Purchaser;

       iv. original copies of the Vendor's records, files, reports and data pertaining to the Assets, insofar as such delivery is permitted and required hereunder, unless and to the extent that the Purchaser agrees to allow the Vendor to deliver such records, files, reports and data at a later date; and

       v. such other documents as may be specifically required hereunder or as may be reasonably requested by the Purchaser upon reasonable notice to the Vendor, but no such documents shall require the Vendor to assume or incur any obligations or to provide any representation or warranty beyond that contained in this Agreement.

       The Vendor shall not be required to have the Conveyance Documents signed by Third Parties at or before the Closing Date but shall cooperate with the Purchaser as reasonably required to secure execution of such documents by such third parties thereafter.

c.     At Closing, the Purchaser shall deliver the following to the Vendor:

       i.     payment of the Adjusted Purchase Price, less the Deposit;

       ii. the Conveyance Documents as require execution by the Purchaser, executed by the Purchaser;

       iii. the executed certificate and legal opinion contemplated by subclauses 13(b)(iv) and 13(b)(vi), respectively; and

       iv. such other documents as may be specifically required hereunder or may be reasonably requested by the Vendor upon reasonable notice to the Purchaser.

d. At Closing, the Vendor and Purchaser shall execute and deliver, and thereafter, the appropriate party shall file as required:

       i. a joint election under Section 66.7 of the Income Tax Act (Canada) and corresponding provincial income tax legislation relating to the transfer of CEE, Earned Depletion Base and ACRI; and

       ii.    an election under Section 167 of the Excise Tax Act (Canada).

7.            THE PURCHASER'S REVIEW AND TITLE DEFECTS

a. The Vendor shall provide reasonable access for the Purchaser and its advisors provided for in subclause 7(b) hereof to the Vendor's records and documents regarding the Assets and the records and documents regarding the Assets to which the Vendor has access for the purpose of the Purchaser's review of the Assets and title thereto. The Purchaser shall restrict its review to information directly related to the Assets.

b. The Purchaser may employ advisors to assist in its review of the Assets and the Purchaser shall be responsible to the Vendor for ensuring that such advisors comply with the restrictions on use and disclosure of information set forth in clause 16 of this Agreement.

c. The Vendor shall provide, to the extent that its interest permits, the right and the opportunity for the Purchaser to conduct its own due diligence investigations of the Vendor's title to the Assets and with respect to Environmental Liabilities, if any, the Vendors agents' and Vendor's compliance with Environmental Laws.

d. From time to time as determined by the Purchaser, and in any event no later than ten Business Days prior to Closing, the Purchaser shall give the Vendor written notice of all Title Defects of which the Purchaser is aware (other than Permitted Encumbrances and any matters specified in Schedule "A") which the Purchaser does not waive. To the extent reasonably possible, the Purchaser's notice shall state the Purchaser's requirements for the rectification or curing thereof. A Title Defect shall be deemed for the purposes of this subclause 7(d) to not exist unless the aggregate diminished fair market value of the Assets subject to such title defects and irregularities is more than $1,000,000.
       Subject to the foregoing, if all Title Defects are not cured or removed on or before the third Business Day prior to the Closing Date, the Vendor and the Purchaser shall attempt to negotiate a resolution of the Title Defect issues. If the Vendor and the Purchaser are unable to resolve the issue then the Purchaser may elect in writing:

       i. with the agreement of the Vendor, to grant a further period of time within which the Vendor may cure or remove Title Defects;

       ii.    waive the uncured Title Defects;

       iii. with the agreement of the Vendor, reduce the Purchase Price by an amount which the Vendor and the Purchaser agree is equal to the value of the Title Defects, in which event the Purchaser shall purchase the Assets and shall assume the risk of the Title Defects; or

       iv. to put, immediately following the Closing, the Assets subject to the uncured Title Defects to the Vendor or at Vendor's election, to an Affiliate free and clear of all royalties, production payments, penalties, obligations, liens, charges or encumbrances created by, through or under the Purchaser in consideration for the immediate payment by the Vendor to the Purchaser of an amount equal to the value of such Assets determined in the manner set forth below;

       which election must be received by the Vendor on or before 4:00 p.m., Calgary time, on the Business Day prior to Closing. In the event that the value of the Assets to be so put pursuant to paragraph iv. of this subclause is more than $10,000,000, then the Purchaser or the Vendor may terminate this Agreement in its entirety by giving written notice of same to the other on or before the Closing Time.

       If the Purchaser makes an election pursuant to subclause iv. of this clause, it shall specify in the notice in which it exercises such election the amount of the reduction of the Purchase Price resulting from each property subject to an uncured Title Defect which it does not waive. The value shall be the present value (as at the Adjustment Date) discounted at 10% per annum of the cash flow from such Assets on an established reserves basis as set out in the Engineering Report utilizing 100% of the proved reserves and 100% of the probable reserves. If such value can not be determined directly or indirectly from the Engineering Report, the Purchaser shall set out in its notice a proposed value and the value set out by the Purchaser shall be used to determine the put purchase price for the purposes of closing the put transaction. Prior to Closing, the Vendor may elect to submit the determination of the disputed value(s) to arbitration. Notwithstanding such election by the Vendor, the Purchaser and the Vendor or its Affiliate shall close the put transaction immediately following the Closing using the value determined by the Purchaser. If the Vendor so elects, each of the Vendor and the Purchaser shall within 10 days of such election select an arbitrator and the two arbitrators so selected shall select within a further 10 days a third arbitrator. If a party or the two arbitrators fail to select an arbitrator as provided above, such arbitrator shall be appointed by a

                                    - 14 -
       judge of the Court of Queen's Bench of Alberta sitting in Calgary. The Purchaser's value as set out in the election and a value determined by the Vendor shall each be submitted to the arbitrators and the arbitrators shall select either the Purchaser's or the Vendor's value of the Assets affected by each Title Defect. The arbitrators shall select the value which most closely represents the present value (as at the Adjustment
       Date) discounted at 10% per annum of the cash flow from such Assets on an established reserves basis as set out in the Engineering Report utilizing 100% of the proved reserves and 100% of the probable reserves) and shall not select a value other than that of the Purchaser or the Vendor. The arbitrators shall make their determination including a determination on the responsibility for their costs within 45 days of the appointment of the third arbitrator and such determination shall be final and binding on the Vendor and the Purchaser. The Purchaser shall forthwith pay the Vendor the difference between the value selected by the Vendor and the value selected by the Purchaser in the event the arbitrators select the value selected by the Vendor as the value which most closely represents the present value (as at the Adjustment Date) discounted at 10% per annum of the cash flow from such Assets on an established reserves basis as set out in the Engineering Report, utilizing 100% of the proved reserves and 100% of the probable reserves.

Upon Closing, the Purchaser shall be irrefutably and conclusively deemed to have waived all Title Defects in respect of which it gave notice to the Vendor pursuant to this subclause 7(d) or in respect of which it was actually aware but failed to give the Vendor such notice. Such waiver shall eliminate the Purchaser's right to rely on the representations and warranties in clause 10 for all matters so identified.

8.            CONVEYANCES

a. The Vendor shall execute and deliver to the Purchaser at the Closing Date a conveyance, substantially in the form attached as Schedule "B" to this Agreement.

b. Prior to the Closing Date the Vendor shall at its sole cost and expense prepare, and on the Closing Date deliver, in a form satisfactory to the Purchaser acting reasonably, all notices of assignment, assignments, novations, transfers, directions to pay or further assurances as are necessary, or as may be reasonably requested by the Purchaser, to transfer, assign and convey the Assets to the Purchaser and the Purchaser shall execute such documents at such time as the Vendor shall request. In no event shall such documents require the Vendor or the Purchaser to assume or incur any obligations, or to provide any representation or warranty, beyond that contained in this Agreement. The Vendor shall cooperate with the Purchaser as reasonably required to secure execution of such documents and other substitutions, amendments or replacements thereof by such third parties after the Closing Date.

       After the Closing Date, the Purchaser shall prepare, at its sole cost and expense, any outstanding or further specific conveyances which specific conveyances shall be forthwith executed by the Vendor upon delivery to the Vendor by the Purchaser.

c. The Purchaser shall, unless otherwise agreed by the Vendor, promptly register in the applicable registry all registrable transfers and conveyances of the Assets. All costs incurred in registering any transfer and conveyance, and all costs of registering any further assurances required to convey the Assets, shall be borne by the Purchaser.

d. The Purchaser acknowledges and agrees that nothing in this Agreement shall be interpreted as any assurance by the Vendor that the Purchaser will be able to serve as operator of any of the Assets.

e. All documents executed and delivered pursuant to the provisions of this clause 8 or otherwise pursuant to this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict.

9.            ADJUSTMENTS TO THE PURCHASE PRICE

For the purpose of calculating the upward or downward adjustments to the Purchase Price and therefore the Adjusted Purchase Price, the Vendor and Purchaser agree as follows:

a. all benefits of every kind and nature received or receivable in respect of the Assets, including without limitation, proceeds from the sale of production and management fees paid to the Vendor and derived from the Assets shall, subject to the provisions of this agreement, from and after the Adjustment Date, be downwards adjustments to the Purchase Price and the amount of all royalties and similar burdens to the extent that they are Permitted Encumbrances, payable on or in respect of Petroleum Substances produced after the Adjustment Date shall be upwards adjustments to the Purchase Price;

b. all obligations of every kind and nature payable or paid, including without limitation, maintenance, development, capital (except as further specified herein) and operating costs, rentals and all similar payments to required to preserve any of the Leases, any cash advances (other than prepaid rentals) and all other taxes (other than income taxes) levied with respect to the Assets, shall from and after the Adjustment Date, be calculated on a per diem basis and be upwards adjustments to the Purchase Price. Notwithstanding the above, Schedule "F" outlines the Assumed Obligations and Schedule "I" outlines certain authorities for expenditure costs, all of which will constitute upward adjustments to the Purchase Price and proceeds from the sale of minor properties as outlined in Schedule "I" will be allocated to the Purchaser and be downward adjustments to the Purchase Price;

c.     The Purchase Price shall be further adjusted as follows:

       i. Upwards by the amount of all cash call advances, operating funds and similar advances made by Vendor in respect of the Assets on behalf of joint operating partners, the entitlement to which funds are transferred to the Purchaser on the Closing Date;

       ii. Upwards by the amount of all Petroleum Substances in the course of production from the Lands or Lands pooled or unitized therewith but not at the Adjustment Date beyond the point of delivery to the purchaser of production from the Lands or Lands pooled or unitized therewith, which production is deemed to be sold for the account of the Vendor on a "first-in, first-out" basis;

       iii. Upwards by the amount of $365,000.00 (Cdn.) for each calendar month, beginning January 1, 1997 until the earlier of the Closing Date or June 16, 1997 in respect of administrative costs that would typically be incurred by the owner of such Assets, such payment to be net of any overhead costs reimbursed to the Vendor from other working interest owners and where Closing does not occur at the end of a Month, this upward adjustment for the portion of the last month will be determined on a per diem basis; and

       iv.    Upwards by an amount equal to:

              the Adjusted Purchase Price x A x B

              Where:

              A = the Prime Rate

              B = a fraction the numerator of which is the number of days from and including January 1 to but not including the earlier of June 16, 1997 or the Closing Date and the denominator of which is 365;

d. The Purchaser will indemnify the Vendor in respect of the payment of PST (as defined below) and any goods and services tax ("GST"), if any, that is payable in respect of the transaction contemplated by this Agreement, in accordance with the provisions of the Excise Tax Act (Canada);

e. The Purchaser shall also be responsible for payment of any and all taxes (including provincial sales taxes), fees, charges or other costs required to be paid by the Purchaser by applicable legislation upon the purchase of the Assets ("PST"). The Vendor will collect from the Purchaser such PST and remit in a timely manner the PST to the appropriate governmental agency. Any such PST or additional taxes, fees, charges or costs shall be paid by the Purchaser in addition to the Purchase Price. If the amount of GST or PST or any other such tax, fee, charge or cost paid by the Purchaser is adjusted as a result of any re-assessment by any governmental agency or authority, as the case may be, then any increase or decrease in GST or PST exigible or in any other such tax, fee, charge or costs and any interest and penalties resulting from the re-assessment are for the Purchaser's account. The Purchaser shall calculate and remit taxes levied pursuant to applicable provincial legislation directly to the taxation authorities entitled to receive such payments under such legislation and the Purchaser agrees to make such payments on or before the respective dates for such payments;

f. An interim accounting and adjustment shall be carried out on the Closing Date, for the purposes of determining the Adjusted Purchase Price to be paid on Closing, based on the Vendor's good faith estimate of all adjustments to be made for the transaction herein, which adjustments are, without limitation, summarized and in a form similar to Schedule "G".
       The Vendor shall prepare and deliver to the Purchaser a statement of such interim accounting and adjustment at least two Business Days before the Closing. A final accounting and adjustment shall be carried out twelve months following the Closing Date by the Purchaser and presented to the

       Vendor for approval. In the event and to the extent the parties are unable to resolve such final accounting and adjustment within twelve months following the Closing Date, then all disagreements shall be submitted to arbitration pursuant to subclause 9(h) below. No further accounting or adjustment shall be made between the parties after such twelve month period, except for adjustments arising from:

       i. a joint venture audit under the Title and Operating Documents, if the adjustment is requested in writing within 180 days of the Closing Date if the audit has been completed prior to the Closing Date and in all other cases within the earlier of December 31, 1999 or 180 days of the completion of the audit and initial identification of audit queries; and

       ii. a Crown royalty audit initiated by the Crown, if the adjustment is requested in writing within the earlier of four (4) years from the Closing Date or 180 days after the final results are received by the party requesting the adjustment;

g. Any amount owing to a party by the other party pursuant to any provision of this Agreement after Closing and remaining unpaid shall bear interest at the Prime Rate; and

h. The parties agree to arbitrate any disputes concerning adjustment figures pursuant to the Arbitration Act (Alberta).

10.           THE VENDOR'S REPRESENTATIONS AND WARRANTIES

              The Vendor represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

a. the Vendor is, and at the Closing Date shall continue to be, a body corporate, duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and in each jurisdiction in which any of the Assets are located;

b. all necessary corporate action has been taken by the Vendor to authorize the execution, delivery and performance of this Agreement and all documents executed and delivered pursuant hereto;

c. except for regulatory approvals to be obtained prior to Closing and waivers of rights of first refusal, the execution and delivery of this Agreement, the execution of the transactions contemplated hereby, and the fulfilment of and compliance with the terms and provisions hereof, do not and will not:

       i. violate any provisions of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Vendor of which it is aware; or

       ii. violate or conflict with any provision of the charter, bylaws or equivalent governing documents relating to the Vendor; or

       iii. violate or conflict with any provision of any agreement or instrument to which the Vendor is a party or by which it is bound;

d. this Agreement has been duly executed and delivered by the Vendor and all Conveyance Documents to be executed and delivered by it to the Purchaser on the Closing Date or thereafter shall be duly executed and delivered by the Vendor;

e. this Agreement and all documents executed and delivered pursuant to this Agreement are and will be legal, valid and binding obligations of the Vendor enforceable against the Vendor in accordance with their terms;

f. the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents commission or other similar forms of compensation with respect to this transaction for which the Purchaser shall have any obligation or liability whatsoever;

g. subject to clause 19 herein, to the Vendor's knowledge, the Tax Pools of the Vendor respecting the Assets, as at the Adjustment Date, are as set forth and described in Exhibit "H" attached hereto;

h. the Vendor does not warrant its title to the Assets but represents and warrants that, other than as set forth in Schedules "A" and "F" and except for Permitted Encumbrances, the Assets are free and clear of any liens, mortgages, royalties, production payments, charges, adverse claims, demands or encumbrances created by, through or under the Vendor or of which the Vendor has knowledge;

i. other than as set forth in Schedule "A" and except for Permitted Encumbrances, the Vendor's interest in the Assets is not subject to reduction by virtue of the conversion or other alteration of the interest of, any third party claiming by, through or under the Vendor or of which the Vendor has knowledge;

j. other than as disclosed in Schedule "E", the Vendor has not received any written notices of:

       i. violation, default or alleged violation or default of any material provisions of any material agreement in respect of the Assets; or

       ii. any third party claiming an interest in and to the Assets adverse to the interests of the Vendor;

k. subject to the Title and Operating Documents, the Purchaser may enter into and upon, hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for its own use and benefit, without any lawful interruption by the Vendor or any person claiming or to claim by, through or under the Vendor;

l. other than as disclosed in Schedule "E", to the Vendor's knowledge, there are no actions, suits or proceedings commenced, or threatened, affecting the Vendor at law or in equity or before or by any federal, provincial or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign and which might involve or affect the Assets;

m. to the Vendor's knowledge, except for the Prepaid Hydrocarbon Sale Agreement which will be terminated immediately prior to the Closing, the Vendor is not, in respect of the Assets, subject to and the Assets are not affected by any Take or Pay Obligations or any other obligation to deliver Petroleum Substances to any party without receiving (and being entitled to retain without deduction) full payment for such Petroleum Substances at current prices at the time of delivery;

n. other than as disclosed in Schedule "D", to the Vendor's knowledge there are no production sales contracts to which the Vendor is a party or by which it is bound applicable to the production of Petroleum Substances from the Lands, nor has the Vendor dedicated the Lands to any other production sale contract or similar arrangement, except for agreements terminable by the seller without bonus, penalty or other costs on not more than 60 days notice;

o. the Vendor is a non-resident of Canada within the meaning of the Income Tax Act (Canada);

p. all necessary regulatory approvals required to be obtained by a vendor of the Assets will have been obtained by the Vendor with respect to the Vendor's obligations under this Agreement as of the Closing Date;

q. all Technical Information and Title and Operating Documents in the Vendor's possession or to which the Vendor has access will have been made available promptly after the date hereof and through the Closing Date to the Purchaser or its solicitors;

r.     to the Vendor's knowledge:

       i. all taxes, charges and assessments that are due and that pertain to the Assets have been fully paid, including, without limitation, any and all ad valorem and property taxes, and any and all production, severance and similar taxes, charges and assessments based upon or measured by the ownership or production of Petroleum Substances or any of them or the receipt of proceeds therefor;

       ii. any and all operations conducted by the Vendor in, on or in respect of the Assets have been conducted in accordance with generally accepted oilfield and engineering practices and in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

       iii. except as may be set out in Schedules "A" and "C", none of the interests of the Vendor in and to the Assets are subject to any Right of First Refusal;

       iv. none of the Assets are subject to any penalties or forfeiture under agreements as a consequence of non-participation in operations except as set forth in Schedule "A"; and

       v. the Vendor has not knowingly failed to comply with, perform, observe or satisfy any material term, obligation or liability which heretofore was required to be complied with, performed, observed or satisfied to maintain in good standing any material Title and Operating Document;

s. to the knowledge of the Vendor, all of the Wells have been drilled and, if completed, completed, operated, produced, shut-in, abandoned and suspended, as the case may be, in accordance with good oilfield practices and in compliance with all applicable laws, rules and regulations and all costs associated with each such Well and all associated equipment have been paid;

t. except as disclosed in Schedule "E", with respect to those of the Assets operated by the Vendor, it has not received, and in respect of those of the Assets operated by Third Parties, to the best of its knowledge, such Third Party has not received, written notice of non-compliance, and does not know, or does not have reasonable grounds to know, of any facts which could give rise to a notice of non-compliance, with Environmental Regulations;

u. with respect to those of the Assets operated by the Vendor, and in respect of those of the Assets operated by Third Parties, to its knowledge, all approvals, permits, certificates, licences, orders-in-counsel or other actions required under Environmental Regulations to own and operate the Assets have been obtained;

v. to the Vendor's knowledge, none of the interests of the Vendor in any of the Wells on the Lands is subject to a production penalty of any material nature;

w. there are no AFEs pursuant to which expenditures are or may be required, nor are there any other financial commitments in excess of $25,000.00 that are now outstanding or due in respect of the Assets, other than as disclosed in Schedule "I";

x. the Vendor has not received notice of and is not otherwise aware of any change or proposed change in the production allowables for any of the Wells producing Petroleum Substances from the Lands or from which production of Petroleum Substances is allocated to the Lands;

y. to the Vendor's knowledge, the payout accounts set forth in Schedule "J" are correct, as of March 31, 1997;

z. none of the Leases operated by the Vendor, and to its knowledge, none of the Leases operated by Third Parties has been or is now subject to any offset obligation for which notice has been received by it or of which it is aware which has not been satisfied;

aa. except as disclosed in Schedule "I", the Vendor is not subject to any outstanding obligation to drill or participate in the drilling of any Wells upon the Lands; and

bb. to Vendor's knowledge, it has made available to the Purchaser all material documents and agreements within its possession and has not knowingly withheld any such documents or agreements from the Purchaser affecting the title to the Assets or processing, transportation, production or revenue from the Assets including, without limitation, all gas purchase contracts that relate to or affect the Assets.

Except as specifically provided in subclauses 10 (h), (i) and (k), the Vendor does not warrant title to the Assets, nor does the Vendor agree to give any greater interest or title to the Purchaser than that which the Vendor has. Except as expressly provided in clause 10, the Assets are sold on an "as is" basis, and on the occurrence of Closing the Purchaser shall be deemed to have acknowledged that it has had an opportunity to review all records and information of the Vendor which are made available to the Purchaser pertaining to the Assets and is relying solely upon its own counsel and due diligence of the Assets. For greater certainty, the Vendor makes no warranty, express or implied in fact or by law, with respect to:

       A. the quality, condition, merchantability or serviceability of all or any of the Assets or their suitability for any particular purpose; or

       B. the quality, quantity or recoverability of the Petroleum Substances within or under the Lands;

       C.     the value of the Assets or the future revenues applicable thereto;

       D. any engineering, geological information or interpretations thereof, or any economic evaluations respecting the Assets; or

       E. any data or information supplied by the Vendor or its representatives to the Purchaser or its representatives.

Subject only to the express representations, warranties and covenants of the Vendor pertaining to the Assets contained in clauses 10 and 12 hereof, the Purchaser acknowledges and agrees that by and upon Closing, the Purchaser shall have purchased and acquired the Assets as to their physical condition and location, as is, where is and in such state as they shall be on the Closing Date. The Purchaser acknowledges that it is relying solely on its own counsel (including all tax and legal consequences) and the Vendor's counsel in respect of certain title opinions to be issued and its own due diligence of the Assets and that it has made, or has had others make, such evaluation and inspection of the Assets as it deems appropriate, and is not relying upon any representation or warranty not contained in this Agreement, statement or collateral discussions made by or with the Vendor, its representatives, agents, servants and employees. The Purchaser shall, after Closing, have no claim or action against the Vendor in respect of the location, state, condition, suitability or fitness of the Assets, or any of them, for the Purchaser's intended use or purpose of their merchantability, other than in the case of a breach of or untruth of any express representation, warranty or covenant made herein by the Vendor.

The Vendor expressly negates and disclaims, and shall not be liable for, any representation or warranty which may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information (including without limitation the Engineering Report and any opinion, information or advice which may have been provided by the Vendor, or any officer, employee, agent, consultant or representative of the Vendor) made or communicated to the Purchaser or its representatives in any manner.

The representations and warranties of the Vendor in this clause 10 shall survive the Closing and not be merged in any conveyances or other documents provided pursuant to this Agreement, provided that, except in the case of fraud, no claim may be made against the Vendor, its successors or assigns, pursuant to or based in any way upon any of these representations and warranties unless written notice thereof with reasonable particulars shall have been provided by the Purchaser to the Vendor within twelve months of the Closing Date with the exception of claims in respect of the representation and warranty contained in subclause 10(g) which shall be governed by clause 19.

11.           THE PURCHASER'S REPRESENTATIONS AND WARRANTIES

              The Purchaser represents and warrants to and with the Vendor as of the date hereof and as of the Closing Date that:

a. the Purchaser is, and at the Closing Date shall continue to be a body corporate duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and at Closing shall be duly registered and authorized to carry on business in all jurisdictions in which the Lands are located;

b. all necessary corporate action has been taken by the Purchaser to authorize the execution, delivery and performance of this Agreement and all documents executed and delivered pursuant hereto and this Agreement has been and such documents when delivered will have been duly executed and delivered by the Purchaser;

c. this Agreement and all documents executed and delivered pursuant to this Agreement are legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms;

d. the Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents commission or other similar forms of compensation with respect to this transaction for which to the Vendor shall have any obligation or liability whatsoever;

e. the Purchaser will comply with the Investment Canada Act to the extent, if any, applicable to the transaction herein;

f. all necessary regulatory approvals required to be obtained by a purchaser of the Assets will have been obtained by the Purchaser with respect to the Purchaser's obligations under this Agreement as of the Closing Date;

g. completion of the purchase of the Assets in accordance with the term of this Agreement will not be in conflict with, constitute a default under, or be in violation or breach of any agreement or instrument to which the Purchaser is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser; and

h. the Purchaser has taken into account the Purchaser's assumption of responsibility for the abandonment, reclamation and environmental responsibilities and costs associated with the Assets and the release of the Vendor from responsibility therefor when the Purchaser evaluated the Assets and determined the Purchase Price.

The representations and warranties of the Purchaser in this clause 11 shall survive the Closing and not be merged in any conveyances or other documents provided pursuant to this Agreement, provided that no claim may be made against the Purchaser, its successors or assigns, pursuant to or based in any way upon any of these representations and warranties unless written notice thereof with reasonable particulars shall have been provided by the Vendor to the Purchaser within twelve months of the Closing Date.

12.           MAINTENANCE OF BUSINESS

a. Until the Closing Date, the Vendor to the extent its interest allows, shall operate and maintain the Assets in a proper and prudent manner in accordance with generally accepted oil and gas industry practices.

b.     From the date of execution of this Agreement, the Vendor shall not:

       i. without the prior approval of the Purchaser, which approval shall not be unreasonably withheld or delayed, surrender or abandon any of the Assets;

       ii. without the prior approval of the Purchaser, which approval shall not be unreasonably withheld or delayed, amend or terminate any agreement or instrument relating to the Assets if the amendment or termination would have a material adverse effect on the value of any one or more of the Assets;

       iii. mortgage, pledge, assign, sell, transfer, or otherwise dispose of or encumber, or allow the mortgaging, pledging, assigning, sale, transfer or other disposition or encumbrance, of any of the Assets other than chattel property or other personal property that is replaced by equivalent property or consumed in the operation of the Assets, and other than liens arising in the ordinary course of business as a result of the operations under agreements affecting the Assets;

       iv. without the prior approval of the Purchaser, which approval shall not be unreasonably withheld or delayed, remove or cause to be removed any Tangibles out of the ordinary course of business; or

       v. without the prior approval of the Purchaser, which approval shall not be unreasonably withheld or delayed, commit to do any of the foregoing.

c. From the date hereof until the Closing Date, the Vendor shall not enter into any obligations or commitments out of the ordinary course of business with respect to the Assets, the Vendor's share of which is in excess of twenty five thousand ($25,000.00) dollars for any single item or related series of items without the prior consultation of the Purchaser, which consent shall not be unreasonably withheld or delayed, except as may be reasonably necessary to protect, ensure life and safety or to preserve the Assets or title to the Assets. Until the Closing Date, the Vendor shall not, without the prior written consent of the Purchaser, propose or initiate the exercise of any right (including bidding rights at Crown sales) or option relative to or arising as a result of the ownership of the Assets, or propose or initiate any operations on the Lands which have not been commenced or committed to by the Vendor on the date hereof except that the Vendor may propose or initiate any operations on the Lands for, and may propose or initiate the exercise of any right or option relative to, the preservation of any of the Leases or Assets. Without the written consent of the Vendor, the Purchaser shall not, and shall not be entitled to, propose to the Vendor, or to cause the Vendor to propose to others, the conduct of any operations on the said lands or the exercise of any right or option relative to the Assets except pursuant to this paragraph.

13.           CONDITIONS TO THE CLOSING

a. The following are conditions to the Closing of the purchase herein, for the benefit of the Purchaser, which may be waived at the discretion of the Purchaser:

       i. any and all necessary regulatory or governmental approvals required to permit the transaction to be completed shall have been obtained (including, without limitation, any approval required under the Investment Canada Act and the Competition Act);

        ii. between the date hereof and the Closing Date, there shall not have occurred any substantial damage to or material alteration of the Assets (save as approved in writing by the Purchaser) which in the Purchaser's opinion, acting reasonably, would materially and adversely affect the value of the Assets, provided however that neither a decrease in the market price of any Petroleum Substances nor production of Petroleum Substances in the ordinary course of business shall be considered as substantial damage or material alteration for the purposes of this clause;

       iii. the Vendor shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Closing Date;

       iv. the representations and warranties of the Vendor contained in this Agreement shall be true in all material respects as of the Closing Date and the Vendor shall have delivered to the Purchaser a Certificate of a Vice-President or the Secretary or other senior officer of the Vendor dated the Closing Date, to the effect that the representations and warranties contained in clause 10 hereof are true and correct in all material respects;

       v. the Vendor shall have delivered to the Purchaser the Conveyance Documents executed by the Vendor;

       vi. on or before the Closing Date, the Vendor shall have delivered to the Purchaser a certificate of a senior officer (with such supporting documentation as the Purchaser may reasonably request) certifying that the Wainoco 77 Canada and Wainoco 80 Canada limited partnerships have been dissolved;

       vii. on or before June 1, 1997, the Purchaser shall have had the opportunity to conduct a field inspection of the Assets and upon completion of same, shall be satisfied by June 1, 1997 that they are in a condition consistent with good oilfield practice; and

       viii. the Vendor shall have delivered to the Purchaser an opinion of Burnet, Duckworth & Palmer dated the Closing Date to the effect that:

              A. the Vendor is a corporation duly organized, validly existing and in good standing under the laws of Wyoming and is extra-provincially registered in the Provinces of Alberta and British Columbia;

              B. the Vendor has fully corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action;

              C. this Agreement has been duly executed and delivered by the Vendor and is the valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by principles governing the availability of equitable remedies (whether considered in an action at law or equity);

              D. neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in violation or breach of or be in conflict with

                     (a)    any term of the constating documents of the Vendor;
                            or

                     (b) the Laws or any judicial order, award, judgment or decree applicable to the Vendor of any Government Entity of the State of Wyoming, the United States of America, the Provinces of British Columbia or Alberta or Canada; and

              E. no consent, approval or action of or filing with any Government Entity of the State of Wyoming, the United States of America, the Provinces of British Columbia or Alberta or Canada or any other third party on the part of the Vendor, respectively, is required in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except such consents, approvals, actions or filings which have been obtained or made.

       In rendering the foregoing opinions, counsel may rely upon certificates of officers of the Vendor as to factual matters.

       The foregoing conditions shall be for the benefit of the Purchaser and may waived by the Purchaser in writing, in whole or part, at any time, provided the Purchaser may not waive the existence or operation of any preferential right to purchase any of the Assets. In case any of the said conditions (i) to (viii) inclusive shall not be complied with, or waived by the Purchaser, at or before the Closing Date, the Purchaser may rescind or terminate this Agreement by written notice to the Vendor.

b. The following are conditions to the Closing of the sale herein, for the benefit of the Vendor, which may be waived at the discretion of the
       Vendor:

       i. any and all necessary regulatory, governmental and shareholders' approvals required to permit the transaction to be completed shall have been obtained (including, without limitation, any approval required under the Investment Canada Act and the Competition Act );

       ii. the Purchaser shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date;

       iii. the Purchaser shall have tendered to the Vendor the Adjusted Purchase Price in the manner provided for in clause 5;

       iv. the representations and warranties of the Purchaser outlined in this Agreement shall be true in all material respects at and as of the Closing Date and the Purchaser shall have delivered to the Vendor a Certificate of a Vice-President or the Secretary or other senior officer of the Purchaser, dated the Closing Date, to the effect that the representations and warranties contained in clause 11 hereof are true and correct in all material respects;

       v. the Purchaser shall have delivered to the Vendor at least one copy of the Conveyance Documents executed by the Purchaser; and

       vi. the Purchaser shall have delivered to the Vendor an opinion of counsel designated by the Purchaser and as approved by the Vendor dated the Closing Date to the effect that with respect to the
              Purchaser:

              A. the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Alberta and is extra-provincially registered in the Province of British Columbia;

              B. the Purchaser has fully corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action;

              C. this Agreement has been duly executed and delivered by the Purchaser and is the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by principles governing the availability of equitable remedies (whether considered in an action at law or in equity);

              D. neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in violation or breach of or be in conflict with:

                     (a) any term of the constating documents of the Purchaser; or

                     (b) the Laws or any judicial order, award, judgment or decree applicable to the Purchaser of any Government Entity of the Provinces of British Columbia or Alberta or Canada; and

              E. no consent, approval or action of or filing with any Government Entity of the Provinces of British Columbia or Alberta or Canada or any other third party on the part of the Purchaser is required in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except such consents, approvals, actions or filings which have been obtained or made.

       In rendering the foregoing opinions, counsel may rely upon certificates of officers of the Purchaser as to factual matters.

       The foregoing conditions shall be for the benefit of the Vendor and may be waived by the Vendor in writing, in whole or part, at any time, provided the Vendor may not waive the existence or operation of any preferential right to purchase any of the Assets. In case any of the said conditions (i) to (v) inclusive shall not be complied with, or waived by the Vendor, at or before the Closing Date, the Vendor may rescind or terminate this Agreement by written notice to the Purchaser.

14.           CONSENTS AND PREFERENTIAL RIGHTS

a. If all or any portion of the Assets are subject to Rights of First Refusal, then the Vendor shall promptly following the execution of this Agreement serve all notices as are required under the applicable Right of First Refusal provisions. Each such notice shall include full particulars of this transaction and a request for a waiver of the applicable Right of First Refusal. As soon as is practicable after execution of this Agreement, the Purchaser, acting reasonably, shall advise the Vendor in writing of the Purchaser's valuation of the Assets which are subject to such Rights of First Refusal and such allocations shall be used for the purposes of this clause except where such allocations are unreasonable.

b. If subsequent to Closing any of such Right of First Refusal is exercised then the Purchaser shall convey to the holder of such Right of First Refusal that portion of the Assets which are subject to such Right of First Refusal free and clear of all liens, encumbrances and claims by, through or under the Purchaser or, alternatively at the request of either the Vendor or the Purchaser reconvey to the Vendor or a sister corporation that portion of the Assets which are subject to such Right of First Refusal free and clear of all liens, encumbrances and claims by, through or under the Purchaser; in either case upon receipt by the Purchaser of that portion of the Purchase Price allocated to such Assets.

c. Prior to Closing the parties hereto shall use all reasonable efforts to obtain and deliver to the other party all necessary consents (other than consents which may not be unreasonably withheld), permissions and approvals by third parties and governmental and regulatory authorities in connection with the transaction contemplated herein.

15.           TERMINATION

a. If this Agreement is terminated in accordance with its terms prior to Closing, then except for clauses 15 and 16 and the covenants, warranties, representations or other obligations breached prior to the time at which such termination occurs, the parties shall be released from all of their obligations under this Agreement. If this Agreement is so terminated, the Purchaser shall promptly return to the Vendor all materials delivered to the Purchaser by the Vendor hereunder, together with all copies of them that may have been made by or for the Purchaser, and, subject to the provisions of subclause 15(b), the Vendor shall promptly return to the Purchaser the Deposit and any interest earned thereon.

b. If a party (the "Defaulting Party") fails to comply with any of the terms and conditions of this Agreement and Closing does not occur because of such failure, the other party (the "Injured Party") may, by notice to the Defaulting Party, elect to either:

       i. Where the Defaulting Party is the Purchaser and the Closing does not occur by reason that the Vendor's Closing conditions contained in subclause 13(b) are not satisfied and the failure to satisfy such conditions is a direct result of the Purchaser's failure or refusal to satisfy its material obligations hereunder, treat the Agreement as terminated by reason of the non-fulfilment of the obligations of the Defaulting Party, in which case the Injured Party's remedy for such default shall be limited to that prescribed by this subclause 15(b) and the Injured Party shall be deemed to have waived all other remedies which may otherwise have been available to it at law or equity with respect to such default. In such event, the Deposit and the interest accrued thereon shall be paid to the Vendor as a genuine pre-estimate of liquidated damages and not as a penalty; or

       ii. Treat this Agreement as terminated by reason of the non-fulfilment of the Defaulting Party's obligations and, if the Injured Party so decides, pursue a claim for Losses resulting from such default; or

       iii. Continue to treat the Agreement as binding and enforceable, in which event the Vendor shall cause the Deposit to be retained in trust by Burnet, Duckworth & Palmer pending resolution of the default by agreement of the parties or in accordance with a final order of a court of competent jurisdiction.

       However, the Injured Party shall be deemed to be treating the Agreement as in effect and enforceable, unless and until it specifically elects in writing to pursue an alternative in subclause 15(b)(i) or 15(b)(ii).

16.           CONFIDENTIALITY

a. Subject to the Confidentiality Agreement and subclause 16(b) hereof, information obtained by the Purchaser, its employees, directors, consultants or advisors, under this Agreement concerning the Assets and information contained in this Agreement shall be retained in confidence and used only for the purposes of acquisition unless and until the Closing of the purchase of such Assets, whereupon the Purchaser's rights to use or disclose such information shall be subject to any operating, unit or other agreements that may apply thereto. Any additional information obtained by the Purchaser, its employees, directors, consultants or advisors, under this Agreement which does not relate to the Assets shall, subject to subclause 16(b) hereof, continue to be treated as confidential and not used by the Purchaser without the prior written consent of the Vendor.

b. The restrictions on disclosure and use of information in this Agreement shall not apply to information which:

       i. is or becomes publicly available, other than as a result of disclosure by the Purchaser or its consultants or advisors, as identified in subclause 16(a), in breach of this Agreement;

       ii. is subsequently obtained lawfully from a third party, other than a consultant or advisor of the Purchaser pursuant to subclause 16(a), which the Purchaser does not know after reasonable inquiry, to be bound to the Vendor to restrict the use or disclosure of such information;

       iii. is already in the Purchaser's possession at the time of disclosure, without restriction on disclosure; or

       iv.    disclosure of which is required by applicable law.

c. At the Closing, the Vendor shall assign to the Purchaser any all rights and privileges respecting confidentiality that the Vendor may hold regarding other potential purchasers of the Assets.

17.           INFORMATION AND MATERIALS

a. The Vendor shall, subject to clause 16, make available to the Purchaser and its authorized representatives for such inspection as the Purchaser requires, all Technical Information and all records pertaining to the Assets, including without limitation, the operating revenues and expenses related to the Assets as are in the possession of the Vendor or to which the Vendor has access.

b. The Vendor shall, subject to clause 16, deliver copies of such Technical Information and records in organized form to the Purchaser promptly after Closing and the Purchaser shall receive such Technical Information and records.

c. After the Closing Date, the Vendor and its representatives may, upon reasonable notice to the Purchaser, have access during business hours to all accounting information, personnel records, other records of whatsoever nature and Technical Information delivered hereunder (to the extent the same is retained by the Purchaser or to which it has access) to obtain and copy information in respect of matters arising prior to the Closing Date if the information derived from such access is required in connection with audits or the Vendor's dealings with taxing or other regulatory authorities or is required to comply with any applicable law, regulation or ruling by a relevant government or regulatory authority or in any court of law or other tribunal having jurisdiction.

18.           LIABILITIES AND INDEMNITIES

a. The Vendor's Indemnity: Except as otherwise expressly provided for herein, and subject to subclauses 18(c) and 18(d), the Vendor, after Closing, shall be liable to the Purchaser for all Losses which the Purchaser may suffer and, in addition, indemnify and save harmless the Purchaser from and against all Losses which arise or are attributable to any breach of any representation or warranty made by the Vendor herein excepting any Losses to the extent the same are caused by gross negligence or wilful default of the Purchaser, its successors or assigns, provided however that written notice of a claim hereunder together with reasonable particulars must have been provided to the Vendor within twelve months of the Closing Date. The indemnity granted herein by the Vendor is not a title warranty and does not provide either an extension of any of the adjustment provisions of clause 9, any representation or warranty contained in clause 10, or any additional remedy with regard to the Vendor's breach of warranty or misrepresentation.

b. The Purchaser's Indemnity: Except as otherwise expressly provided for herein, the Purchaser, after Closing, shall be liable to the Vendor for all Losses which the Vendor may suffer and, in addition, indemnify and save harmless the Vendor from and against any Losses pertaining to the Assets and occurring or accruing on or after the Adjustment Date excepting any Losses to the extent the same are caused by gross negligence or wilful default of the Vendor and its successors or assigns.

c. Reclamation Obligations: The parties agree that all costs, expenses, risks, liabilities and obligations respecting the abandonment of any Wells which are part of the Assets (including without limitation obligations relating to Wells which were abandoned prior to the Adjustment Date); closure, decommissioning and dismantling the Tangibles; and reclamation and restoration of all Sites and the lands to which the Surface Rights relate; shall be borne and paid for solely by the Purchaser and the Purchaser shall, in respect thereof, indemnify, defend and save harmless the Vendor from and against any claims or demands by any person for or resulting in expense, liability, loss, costs, claims or damages, direct or indirect (including the effects of, and the costs of complying with any order, direction, or claim of any government, or agency, department, official or tribunal thereof having jurisdiction) pertaining to the foregoing operations conducted or failed to be conducted by the Purchaser.

d. The Purchaser's Indemnity - Environmental Liabilities: Except as otherwise provided in clause 20:

       i. the Purchaser shall, after Closing, be liable to the Vendor for all Environmental Liabilities which the Vendor may suffer, sustain, pay or incur and, in addition, shall indemnify, defend and save harmless the Vendor and its directors, officers, servants and agents from and against any claims or demands by any person for Environmental Liabilities; and

       ii. the Purchaser shall not be entitled to exercise and hereby waives any rights or remedies which the Purchaser may now or in the future have against the Vendor in respect of Environmental Liabilities, whether pursuant to common law or statute or otherwise, including without limitation, the right to name the Vendor as a third party to any action by any third party against the Purchaser.

       The Purchaser, by its execution hereof, hereby further irrevocably waives, in accordance with Section 4(13) (a) of the Contaminated Site Regulation (B.C. Reg. 375/96) (the "Regulation"), passed with respect to the Waste Management Act (British Columbia), the right to receive a site profile (as defined in the Regulation), in connection with the acquisition of Assets pursuant to this Agreement.

e. Limitation on Liability: The total of the liabilities and indemnities of the Vendor, its successors and assigns under this Agreement or any document delivered pursuant thereto, including, without limitation, claims relating to its covenants, representations, warranties and indemnities, shall not exceed the Purchase Price. Furthermore, the Vendor shall have no liability of any kind whatsoever under this Agreement or any document delivered pursuant thereto, unless (and only to the extent that) the aggregate liability exceeds $1,000,000. The liability of the Purchaser under the subclauses b., c. and d. shall not apply where the loss or harm suffered is a direct result of a breach of the Vendor's representations or warranties. In no event may a claim be made pursuant to clauses 10 or 18 with respect to any Title Defect in respect of which a notice of Title Defect was given pursuant to subclause 7(d) or in respect of which Purchaser was actually aware or in respect of adjustments which shall be governed by clause 9 hereof.

f. Assets Acquired on "As Is" Basis: Notwithstanding the foregoing provisions of clause 18, the Purchaser acknowledges that it is acquiring the Assets on an "as is" basis, as of the Adjustment Date. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles, that the Vendor has provided the Purchaser with a reasonable opportunity to inspect the Assets at the sole cost, risk and expense of the Purchaser (insofar as the Vendor could reasonably provide such access) and that the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, except as is specifically made pursuant to clause 10.

19.           TAX MATTERS

a. Tax Indemnity: Notwithstanding the provisions of clauses 10 and 18 herein, the Vendor has made certain representations to the Purchaser concerning the accuracy of the Tax Pools (as set forth in Schedule "H"). The parties agree to adjust the Purchase Price upwards or downwards as follows, upwards for any surplus in the Tax Pools, or downwards for any deficiency in the Tax Pools or any loss the Purchaser may suffer as a result of an assessment or reassessment under the Income Tax Act (Canada) or any provincial tax legislation of the Provinces of British Columbia or Alberta (collectively, the "Tax Acts") on the basis that the Purchaser may not make use of all or any part of certain of those Tax Pools, in accordance with Section 66.7 of the Income Tax Act (Canada), or similar provision of the Tax Acts, unless the inability to make use of such Tax Pools arises, directly or indirectly, from actions of the Purchaser unrelated to the transactions contemplated by this Agreement:

       i. in the event the CEE available for deduction under Section 66.7 of the Income Tax Act (Canada) is not equal to $32,198,000, the Purchase Price shall be adjusted based on a value of 30 cents per dollar surplus or deficiency;

       ii. in the event the Earned Depletion Base available in accordance with subsection 1202(2) of the Income Tax Regulations is not equal to $11,769,000, the Purchase Price shall be adjusted based on a value of 10 cents per dollar surplus or deficiency; and

       iii. in the event the ACRI in accordance with subsection 20(5) of the Income Tax Act (Canada) is not equal to $14,140,000, the Purchase Price shall not be adjusted.

b. Limitation of Indemnification: Neither party shall be obliged to make any payment to the other pursuant to subclause 19(a) unless all claims for adjustment made by the claiming party to the other under this subclause 19(a) exceed $200,000, at which time the party against whom the claim is made shall be liable in full and pay the amount of the claim (exclusive of costs and expenses related to the enforcement of such claim). Notwithstanding the provisions of clauses 10 and 18 herein, all such claims hereunder may be brought prior to the date which is one day after the rights of assessment or reassessment under the Tax Acts in respect of the taxation year in which such Tax Pools were utilized by the Purchaser has expired.

c. Accounting: The parties shall account for and file all tax returns on the basis that Vendor will book all revenue and expenses relating to the Assets prior to the Closing Date and the Purchaser will book such revenue and expenses relating to the Assets after the Closing Date.

20.           ENVIRONMENTAL REVIEW

a. Conduct of Review: An environmental review may be conducted by the Purchaser in respect of the Assets (subject to the consent of the applicable operators). The costs of the environmental review shall be paid solely by the Purchaser. The environmental review shall be completed no later than June 1, 1997 and shall be undertaken in a manner that does not unduly interfere with operations conducted in respect of the Assets. The Vendor shall provide assistance to the Purchaser in gaining access to those of the Assets which the Purchaser wishes to review. If the Purchaser, or its representatives, visits any of the sites of the Assets, the Purchaser shall indemnify and save harmless each of the Vendor and its directors, officers, employees, agents and advisors from any actions, proceedings, claims, demands, losses, costs, damages, expenses and liabilities resulting from or arising out of any such visit.

b. Notice of Defects: the Parties shall meet and consult prior to initiation of the environmental review and during the course of its conduct. During the course of the environmental review but no later than 5:00 p.m., Calgary time, on June 1, 1997, the Purchaser may give notices to the

       Vendor of Environmental Defects (as herein defined) which in the reasonable opinion of the Purchaser would cost, in the aggregate, at least $1,500,000 to cure. Such notices shall: (i) identify in reasonable detail the nature and a description of the Environment Defect and the portion of the Assets to which it relates; (ii) identify the applicable Environmental Law, which at June 1, 1997 requires remediation of the Environmental Defect; (iii) identify in reasonable detail all necessary environmental remediation including an estimate by the Purchaser, acting reasonably, of the date on which the Purchaser will be obligated to perform such environmental remediation under applicable Environmental Law; and (iv) estimate the expected cost of such environmental remediation on an itemized and site by site basis. Any notices given by the Purchaser later than June 1, 1997 shall, for greater certainty, not be valid or effective notices for the purposes of this Article 20 and Environmental Defects disclosed in such notices shall not be adjusted in accordance with the terms of this Article 20.

       For the purposes of this Article 20, "Environmental Defects" shall mean any Environmental Liabilities in respect of the Assets which the Vendor, but for Closing of the transactions contemplated herein, would be obligated to remediate under applicable Environmental Law, excluding all abandonment and reclamation obligations which are usual in respect of oil and gas assets of the type to be acquired by the Purchaser pursuant to the terms of this Agreement net of salvage value. The Purchaser acknowledges that it has taken into account the assumption of responsibility for such abandonment and reclamation obligations and the costs associated therewith when the Purchaser evaluated the Assets and determined the Purchase Price.

c. Adjustments: if notices of Environmental Defects are given in accordance with subclause 20(b)(i), the Vendor shall use reasonable efforts to remedy such Environmental Defects as soon as possible after being notified of such defect provided that the Vendor shall not be required to make any payment to cure an Environmental Defect. If the Vendor does not remedy an Environmental Defect (herein an "Uncured Environmental Defect"), on or before the day prior to the Closing Date, then:

       i. where the cumulative amount of the estimated costs to cure such Uncured Environmental Defects is $1,500,000 or less, the Purchaser shall waive the Uncured Environmental Defects and complete the purchase of the Assets without adjustments to the Purchase Price on account of such Uncured Environmental Defects; or

       ii. where the cumulative amount of the estimated costs to cure such Uncured Environmental Defects is greater than $1,500,000 but less than or equal to $10,000,000, the Vendor shall elect prior to the Closing Date to:

              A. retain the liability with respect to some or all of the Uncured Environmental Defects and perform, or cause to be performed, the remediation of such Uncured Environmental Defects before or after Closing and the Parties shall proceed with Closing as otherwise contemplated herein in which circumstances the Vendor shall credit the Purchaser by way of a reduction to the Purchase Price for the aggregate estimated costs to cure such Uncured Environmental Defects not retained by the Vendor; or

              B. credit the Purchaser by way of a reduction to the Purchase Price of the aggregate estimated costs to cure such Uncured Environmental Defects and the Parties shall proceed with Closing; or

       iii. where the cumulative amount of the estimated costs to cure such Uncured Environmental Defects is greater than $10,000,000, unless the Purchaser shall have agreed pursuant to subclause 20(c)(iv)(A) to grant to the Vendor a further period of time within which the Vendor may cure or remove the Uncured Environmental Defects, the Vendor shall elect prior to the Closing Date to:

              A.     terminate this Agreement in its entirety; or

              B. subject to the right of the Purchaser to terminate pursuant to subclause 20(c)(iv), proceed with Closing and credit the Purchaser by way of a reduction to the Purchase Price of the aggregate estimated costs to cure such Uncured Environmental Defects; or

              C. retain the liability with respect to some or all of the Uncured Environmental Defects and perform, or cause to be performed, the remediation of such Uncured Environmental Defects before or after Closing and, subject to the right of the Purchaser to terminate pursuant to subclause 20(c)(iv), proceed with Closing as otherwise contemplated herein, in which circumstances the Vendor shall credit the Purchaser by way of a reduction to the Purchase Price of the aggregate estimated costs to cure such Uncured Environmental Defects not retained by the Vendor;

       iv. where the cumulative amount of the estimated costs to cure such Uncured Environmental Defects is greater than $10,000,000 and the Vendor has not exercised its right to terminate this Agreement pursuant to subclause 20(c)(iii)(A) above, the Purchaser shall elect prior to the Closing Date to:

              A. with the agreement of the Vendor, grant a further period of time within which the Vendor may cure or remove the Uncured Environmental defects; or

              B.     terminate this Agreement in its entirety; or

              C. proceed with Closing on the basis of the election of the Vendor under subclause 20(c)(iii)(B) or (C) above.

              Failure by the Purchaser to elect or to elect in a timely manner shall be conclusively deemed to be an election to proceed with Closing on the basis of the election of the Vendor under subclause 20(c)(iii)(B) or (C) above.

d. Valuation of Environmental Defects: The Parties agree that for the purposes of determining the value of any Environmental Defects, the estimated costs to cure such Environmental Defects shall be limited to those costs which a Party would be obligated to incur under Environmental Law applicable to the Assets in order to remediate the particular Environmental Defect to the standards required by such applicable Environmental Law as at June 1, 1997 having regard to the practices of a reasonably prudent operator of oil and gas assets of the type to be acquired by the Purchaser pursuant to the terms of this Agreement. The net present value of such costs shall be determined by discounting the same at a rate of 10% from the time a Party is obligated to incur such costs to June 1, 1997.

e. Confidentiality: The Parties agree that the results of the Environmental Review shall be and shall remain absolutely confidential, and the Parties covenant and agree with each other not to disclose the Environmental Review or the contents of the same to any other Persons whomsoever without the prior written consent of the other Party, except:

       i. to the extent that such Party must disclose the same in any court proceedings brought by it to enforce its rights hereunder, or to the extent it is otherwise required to do so by law, but in either case only to the extent that it is specifically so required; and

       ii. to an operator of a property for the purpose of advising such operator of any environmental remediation, provided only the relevant portion of the Environmental Review is disclosed.

Notwithstanding the foregoing, the Parties may disclose the Environmental Review to those of their respective employees, agents or representatives who have a need to know the same for purposes of advising such Party, provided such employees, agents or representatives agree to be bound by the confidentiality provisions of this Agreement.

21.           WESTCOAST ADJUSTMENT

              The Vendor and the Purchaser acknowledge that the Westcoast Energy Inc. ("Westcoast") eight inch Monias Main Lateral Pipeline (the "Line") through which the Vendor ships certain of its natural gas, ruptured on April 30, 1997.

The parties have agreed on the following methodology to calculate the required downwards adjustment to the Purchase Price at Closing, if the line is repaired by that time, or, after closing until such time as the Line is repaired.

a. The Vendor's proved producing wells effected by the rupture of the Line will be identified (the "Affected Wells").

b. The Engineering Report will be rerun for the Affected Wells to reflect the delayed production values (the "Revised Engineering Report").

c. The present value discounted at 10% per annum of the cash flow from such Affected Wells on an established reserves basis (which, in this case, means utilizing 100% of the proved reserves and 100% of the probable reserves) will be determined.

d. The revised net present value of the Affected Wells as determined in the Revised Engineering Report will then be subtracted from the original net present value of the Affected Wells as determined in the Engineering Report and the difference will be a downwards adjustment to the Purchase Price.

e. If the Line is not repaired by the Closing Date, both parties agree to obtain from Westcoast an estimate of the date the Line is expected to be repaired. The Purchase Price adjustment prepared by the Vendor and used at Closing will then be calculated based on the Westcoast estimated date of repair. This adjustment will be subsequently reconciled by the Purchaser (and agreed to by the Vendor) to the actual at the time the Line is repaired. Such adjustment will be settled within 4 Business Days of that time.

f. The Vendor agrees to use its reasonable commercial efforts to mitigate the loss to the Vendor due to the rupture of the Line.

g. All unutilized Westcoast cost of service charges attributable to the Vendor's Assets due to the Line rupture shall be for the Vendor's account to and including the date the Line is repaired.

h. To the extent the Vendor purchases brokerage gas from Third Parties in order to maintain deliveries under production sales contracts or to otherwise mitigate losses, the net benefit or loss (ie. the difference between the cost of purchasing such gas and the proceeds of sale of such gas) shall be for the Vendor's account.

i. To the extent that any costs relating to the repair or replacement of the Line are charged back by Westcoast, such costs shall be for the Vendor's account.

22.           COVENANTS OF THE VENDOR AND THE PURCHASER

a. The Vendor and the Purchaser will each use its best efforts to cause the conditions precedent set forth in clause 13, which are for the benefit of the other, to be fulfilled and satisfied as soon as practicable.

b. Until Closing has occurred, no party shall release any information concerning this Agreement and the transactions herein provided for without the prior written consent of the other party, which consent shall not be unreasonably withheld and each party shall furnish to and discuss with the other party, drafts of all press and other releases prior to publication. Nothing contained herein shall prevent a party at any time from furnishing information (i) to any governmental agency or regulatory authority or to the public if required by applicable law, provided that the parties shall advise each other in advance of any public statement which they propose to make, (ii) in connection with obtaining consents or complying with preferential, preemptive or first purchase rights contained in Title and Operating Documents and any other agreements and documents to which the Assets are subject, or (iii) to procure the consent of the lenders of the Vendor or the Purchaser or any of their respective Affiliates.

c. If the purchase and sale contemplated by this Agreement is closed, then, from the Closing Date until the Purchaser or its nominee becomes the recognized holder of the Assets in the place of the Vendor, the Vendor shall, as soon as practicable:

       i. deliver to the Purchaser all revenues, proceeds and other benefits received by the Vendor attributable to production after the Adjustment Date respect of the Assets together with the relevant statements of operations and related documents;

       ii. deliver to the Purchaser all third party notices and communications received by the Vendor in respect of the Assets in order to permit the Purchaser to exercise its rights in accordance with the terms of the relevant operating agreement;

       iii. deliver to the Purchaser all third party invoices, cash calls and other billings in respect of such Assets in order to permit the Purchaser to make all payments required thereunder in a timely fashion;

       iv. deliver to third parties all notices and communications as the Purchaser may reasonably request and all monies and other items the Purchaser provides in respect of such Assets; and

       v. as agent for the Purchaser, do and perform all acts and things, and execute and deliver all agreements, notices and other documents and instruments as the Purchaser reasonably requests for the purpose of facilitating the exercise of rights incidental to the ownership of such Assets.

Nothing in this paragraph shall be construed as extending or restricting or limiting in any manner any of the other covenants, warranties, representations and other obligations of the parties under this Agreement. The Vendor shall not be liable to the Purchaser for any loss suffered by the Purchaser in connection with the arrangement established by this subclause, except to the extent that the loss is caused by Vendor's gross negligence or its wilful misconduct. The Purchaser indemnifies Vendor, its directors, officers, contractors, agents and employees from and against any liability, loss, costs, claims or damages arising out of the performance by the Vendor or its successors or assigns of their obligations under this subclause.

23.           SUBROGATION

              Insofar as is reasonably practicable, the Purchaser shall have full rights of substitution and subrogation in and to all covenants, representations and warranties previously given by third parties with respect to the Assets or any of them.

24.           WAIVER

              No waiver by any party of any breach of any of the terms, conditions, representations or warranties in this Agreement shall take effect or be binding upon that party unless the waiver is expressed in writing under the authority of that party and any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

25.           FURTHER ASSURANCES

              At the Closing Date and thereafter as may be necessary, the parties shall execute, acknowledge and deliver such other instruments and take such other action as may be reasonably necessary to carry out their obligations under this Agreement.

26.           ASSIGNMENT

a. Prior to the Closing, neither party may assign its interest in or under this Agreement or to the Assets without the prior written consent of the other party except as may be required by the Vendor to comply with its obligations respecting any Rights of First Refusal, as provided in clause 14.

b. No assignment, transfer or other disposition of this Agreement or all or any portion of the Assets by the Purchaser after Closing shall relieve the Purchaser from its obligations to the Vendor herein.

27.           SIGNS AND NOTIFICATIONS

              After Closing, the Vendor may remove any signs which indicate the Vendor's ownership or operation of the Assets. It shall be the responsibility of the Purchaser, where necessary, to erect or install any signs that may be required by governmental agencies indicating the Purchaser to be the operator of the Assets and to notify other working interest owners, gas purchasers, suppliers, contractors, governmental agencies and any other third party of the Purchaser's interests in the Assets.

28.           NOTICE

              All notices required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly given and delivered when delivered personally, or when sent from a point within Canada by registered mail or confirmed facsimile (or by any other like method by which a written and recorded message may be sent), with all postage or charges fully prepaid, and addressed to the parties hereto, respectively, as follows:

The Purchaser:  Numac Energy Inc.
                Energy Plaza
                321 - 6th Avenue S.W.
                Calgary, Alberta T2P 3N3

                Attention: Mr. Dale Hohm
                Fax: (403) 260-9416

The Vendor:     Wainoco Oil Corporation
                600, 10000 Memorial Drive
                Houston, Texas
                77024

                Attention:    Julie Edwards
                Fax:  (713) 688-0616

              Any notice or communication so mailed shall be deemed to have been given to and received by the addressee four (4) Business Days after the mailing thereof, provided that neither party shall use the mails for the giving of notice during the term of any strike or disruption or threatened strike or disruption of postal service in Canada. Any notice or communication sent by personal service, facsimile or other means shall be deemed received when delivery or reception of the transmission is complete except that, if such delivery or transmission is sent on a Saturday, Sunday or day when the receiving party's office is not open for the regular conduct of business, on or after 4:00 p.m., such notice or communication shall be deemed to be received on the next day that such office is open for the regular conduct of business. Either party may change its address for the purposes hereof by directing a notice in writing of such change to the other party at its above address.

29.           GOVERNING LAW

              This Agreement shall in all respects be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta. Each party accepts the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

30.           ENTIRE AGREEMENT

a. This Agreement supersedes all previous agreements and states the entire agreement between the parties concerning the Assets.

b. This Agreement may be amended only by written instrument signed by the Vendor and the Purchaser.

31.           ENUREMENT

              This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

32.           SEVERABILITY

              If any provisions of this Agreement is held to be invalid, illegal or unenforceable, the invalidity, illegality or unenforceability will not affect any other provision of this Agreement and this Agreement will be construed as if the invalid, illegal or unenforceable provision had never been contained herein unless the deletion of the provision would result in such material change to cause the completion of the transactions contemplated herein to be unreasonable.

33.           TIME

              Time shall be of the essence in this Agreement.

34.           EMPLOYEE MATTERS

a. Offers of Employment: Not later than three Business Days before the Closing Date, the Purchaser hereby agrees to make offers of employment to thirteen of the Vendor's Calgary office and sixteen of the Vendor's field staff, subject to the Purchaser's prior interview of such persons and satisfaction of the Purchaser as to such person's acceptability and, relative to the Purchaser's compensation and benefit programs, the appropriateness of the terms of employment of such persons. The Purchaser will use its best efforts to ensure that such offers are in writing and on substantially the same terms and conditions currently in place for each such Employee. The Purchaser will provide copies of all offers made by the Purchaser to the Vendor with evidence as to whether or not such offer was accepted or rejected. Upon acceptance of the offers of employment made to such persons, such persons shall constitute "Retained Employees" for the purposes of this clause 34.

b. Liability of Vendor: The Vendor shall continue to be responsible for and discharge all liabilities and obligations accruing due and payable to those Employees not retained (the "Vendor's Employees") by the Purchaser, without limitation, wages and benefits. The Vendor is responsible for terminating the employment of the Vendor's Employees, and the payment of all severance obligations and liabilities associated therewith.

c. Liability of Purchaser: The Purchaser shall be responsible for and discharge all liabilities and obligations accruing due or payable to the Retained Employees from and after the Closing Date including, without limitation, wages and benefits and the Purchaser shall indemnify the Vendor from and against any liabilities, losses, costs, claims, damages, expenses or liabilities suffered, sustained, paid or incurred by the Vendor in respect of claims by any Retained Employees in respect of same.

35.           COUNTERPART

              This Agreement may be executed in counterpart, each of which shall be considered an original but all of which together shall constitute one and the same instrument.

              IN WITNESS WHEREOF the parties have duly executed this Agreement in accordance with their respective requirements therefor, as of the date first above written.










                                   WAINOCO OIL CORPORATION


                                   Per: /s/ James R. Gibbs
                                        -----------------------
                                        James R. Gibbs






                                   NUMAC ENERGY INC.


                                   Per: /s/ Stewart D. McGregor
                                        -----------------------
                                        Stewart D. McGregor